Nabi Biopharmaceuticals

12276 Wilkins Avenue

Rockville, MD 20852

December 17, 2008

Via EDGAR and Overnight Mail

Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008 File No. 000-04829 (the “Form 10-K”)

Dear Mr. Riedler:

On behalf of Nabi Biopharmaceuticals (“Nabi”), set forth below are Nabi’s responses to the comment set forth in your letter dated December 4, 2008 relating to Nabi’s Form 10-K. The comment from that letter is set forth below in italics and is followed immediately by Nabi’s response.

Item 15. Exhibits. page 60

Throughout the Form 10-K, you refer to a license agreement with the National Institutes of Health (NIH) under which you have been granted certain rights to use NlH processes and technology in the development and manufacture of your lead candidate products as well as a license agreement with the University of Maryland, Baltimore County (UMBC), under which you have been granted an exclusive worldwide right to use UMBC’s patented ring-expanded nucleosides and nucleotides for use in humans. We note that you have identified each of these license agreements as “key strategic alliances” and “material strategic alliances” in your disclosure. We note your disclosure regarding your royalty payment obligations under each of these license agreements. Item 601(b) (10) of Regulation S-K requires you to include as exhibits material contracts. Please include each of these license agreements as an exhibit to the Form 10-K or provide us with an analysis supporting your determination that these agreements are not material to your business.

Nabi did not file as exhibits to the Form 10-K (i) the license the with the National Institutes of Health (“NIH”) and (ii) the license with the University of Maryland Baltimore County (“UMBC”) (collectively, the “Licenses”) because they were made in the “ordinary course of business” within the meaning of that term as used in Item 601(10) of Regulation S-K. Under Item 601(10) only contracts not made in the ordinary course of business that are material are required to be filed as exhibits to the Form 10-K.

Nabi has determined that each of the Licenses is the type of contract that ordinarily accompanies the research and development business conducted by Nabi and that Nabi’s business is not substantially dependent upon either of the Licenses. Therefore, pursuant to Item 601(10)(ii), the Licenses are deemed to be made in the ordinary course of business and are not required to be filed under Item 610(10). Further, Nabi does not believe that the Licenses are material.

NIH Licenses. Under the NIH Licenses, Nabi acquired the exclusive, worldwide right to use NIH’s patented conjugation process to manufacture vaccines against staphylococcal infections, including PentaStaph. This license remains in effect until the expiration of the last-to-expire licensed patent, which is April 20, 2010. Nabi does not believe that it is substantially dependent on this license or that the license is material to Nabi because Nabi has its own patents that it believes cover PentaStaph and because it is not possible for Nabi to commercialize and have sales of PentaStaph before the expiration of this license. As a result, Nabi will never pay royalties on sales under this license.

Under the NIH Licenses, Nabi also has a non-exclusive, worldwide right to use the rEPA carrier protein technology to develop, manufacture and commercialize vaccines for uses other than vaccines against staphylococcal infections. This license, which is applicable to the manufacturing process for both PentaStaph and NicVAX, remains in effect though 2018 and requires Nabi to pay NIH a royalty of $2,000 per year and a 0.5% royalty on net sales of products. Nabi does not believe that it is substantially dependent on this license or that this license is material to Nabi because Nabi has its own patents that it believes cover PentaStaph and NicVAX and because Nabi can employ an alternative manufacturing process so that it is not necessary to use the license. Further, even if Nabi continues to rely on the license the financial implications of doing so are not material to Nabi.

UMBC Licenses. Under the UMBC License, Nabi acquired exclusive worldwide rights from UMBC to make, use and sell products employing UMBC’s proprietary Ring Expanded Nucleoside (RENs) and Nucleotide (RENt) technology. During the term of the license, Nabi is obligated to pay UMBC an annual license fee of $2,000 and a royalty based on net sales of license products covered by the license. The license remains in effect until the expiration of the last-to-expire licensed patent, which is January 13, 2021. Nabi does not believe that it is substantially dependent on this license or that this license is material to Nabi because Nabi has no plans to continue development of product candidates to which this license is applicable until it finds a partner.

In connection with Nabi’s responses to the comment, Nabi acknowledges:

•	Nabi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nabi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Please feel free to contact me at (301) 255-6830 if you have any questions regarding the foregoing or require any additional information.

Sincerely,

/s/ Raafat E.F. Fahim, Ph.D.
Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer